FY2003 Unconsolidated Financial Results
                     (April 1, 2002 through March 31, 2003)
   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan) English translation from the original Japanese-language document

                                                                     May 8, 2003

Company name                                : Toyota Motor Corporation
Stock exchanges on which the                : Tokyo, Nagoya, Osaka, Fukuoka and
shares are listed                             Sapporo Stock Exchanges in Japan
Code number                                 : 7203
Location of the head office                 : Aichi Prefecture
URL                                         : http://www.toyota.co.jp
Representative                              : Fujio Cho, President
Contact person                              : Takahiko Ijichi, General Manager,
                                              Accounting Division
                                              Tel. (0565)28-2121
Date of the meeting of the Board of         : Thursday, May 8, 2003
Directors for FY2003 financial results
Provision for interim cash dividends        : Provision exists.
Date of the ordinary general meeting of     : Thursday, June 26, 2003
shareholders
Number of shares in unit share system       : 100 shares


1. Results of FY2003 (April 1, 2002 through March 31, 2003)
(1) Unconsolidated financial results

                                                                               (Amounts less than one million yen are omitted.)
-------------------------------------------------------------------------------------------------------------------------------
                               Net sales                        Operating income                     Ordinary income
-------------------------------------------------------------------------------------------------------------------------------
                            Million yen            %             Million yen           %               Million yen          %
FY2003                        8,739,310        (5.5)                 861,323      (15.0)                   892,676     (16.1)
FY2002                        8,284,968        (4.8)                 748,924      (47.8)                   768,920     (23.7)
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
                              Net income                Net income      Net income     Return on      Ratio of      Ratio of
                                                         per share      per share        equity       ordinary      ordinary
                                                          - basic       - diluted                     income to     income to
                                                                                                    total assets    net sales
-------------------------------------------------------------------------------------------------------------------------------
                         Million yen           %             Yen            Yen              %               %              %
FY2003                       634,059      (34.8)          178.12         178.12           11.2            10.5           10.2
FY2002                       470,239      (41.0)          128.56         128.56            8.3             9.2            9.3
-------------------------------------------------------------------------------------------------------------------------------

Note 1: Average number of shares issued and outstanding in each year: FY2003 3,555,613,073 shares, FY2002 3,657,658,522 shares
Note 2: Regarding net sales, operating income, ordinary income and net income, the figures in parentheses show percentage of changes from the previous year.

(2) Cash dividends

-------------------------------------------------------------------------------------------------------------------------------
                         Annual cash dividends per share      Total amount of       Dividends payout    Ratio of total amount
                                 ------------ ------------- annual cash dividends         ratio             of dividends to
                                   Interim      Year-end                                                shareholders' equity
-------------------------------------------------------------------------------------------------------------------------------
                          Yen          Yen           Yen            Million yen                     %                       %
FY2003                  36.00        16.00         20.00                125,833                  19.8                     2.2
FY2002                  28.00        13.00         15.00                101,522                  21.6                     1.8
-------------------------------------------------------------------------------------------------------------------------------

(3) Unconsolidated financial position

-------------------------------------------------------------------------------------------------------------------------------
                        Total assets            Shareholders' equity       Ratio of shareholders'    Shareholders' equity per
                                                                                   equity                      share
-------------------------------------------------------------------------------------------------------------------------------
                               Million yen                 Million yen                           %                        Yen
FY2003                           8,592,823                   5,703,321                        66.4                   1,652.15
FY2002                           8,467,930                   5,662,158                        66.9                   1,570.26
-------------------------------------------------------------------------------------------------------------------------------

Note 1: Number of shares issued and outstanding at the end of each year : FY2003 3,451,617,645 shares, FY2002 3,605,864,612 shares
Note 2: Number of treasury stock at the end of each year : FY2003 158,379,847 shares, FY2002 44,132,880 shares

                    FY2003 Unconsolidated Financial Results
                     (April 1, 2002 through March 31, 2003)
   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)
        English translation from the original Japanese-language document

2. Unconsolidated estimate of results of FY2004 (April 1, 2003 through March 31,
   2004)

-----------------------------------------------------------------------------------------------------------------------------
                                                   Net sales                Ordinary income               Net income
-----------------------------------------------------------------------------------------------------------------------------
                                                      Million yen                Million yen                 Million yen
FY2004 semi-annual (for six-month period                4,100,000                    330,000                     210,000
ending September 30, 2003)
FY2004                                                  8,300,000                    670,000                     440,000
-----------------------------------------------------------------------------------------------------------------------------

Cautionary Statement with Respect to Forward-Looking Statements

     This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies affecting Toyota's automotive operations, particularly laws, regulations and policies relating to environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies affecting Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and
(vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in the "Operating and Financial Review and Prospects" and "Information on the Company" sections and elsewhere in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.